FleetCor Technologies, Inc. (FLT)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
FLT Shareholder since 2016

Shareholder Alert:
Important omission in annual meeting materials concerning the written consent shareholder proposal

FleetCor Technologies is one of few companies that exclude 100% of shareholders, who own their stock for less than one year, from having any say in calling for a special shareholder meeting. This is an important omission in the annual meeting proxy text next to the written consent shareholder proposal.

Thus management is closing the opportunity door on any possibility that a group of investors might want to buy 10% of FleetCor stock and not waste time in calling a special meeting on an emerging opportunity for FleetCor that management capriciously wants to ignore.

Shareholders need the right to act by written consent to make up for the current deeply flawed right to call for a special shareholder meeting.

Management is apparently ignorant of the elementary fact that written consent can be structured so that all shareholders get advance notice of a proposed action.

Written consent is a super democratic process because if a shareholder does not support the written consent topic the shareholder does not have to do anything and it counts as an against vote. This is in contrast to a shareholder meeting, where shareholder support or shareholder opposition, counts for nothing unless a shareholder makes the effort to vote.

The shareholders supporting a written consent topic could only accomplish their objective if almost 60% of the shares that normally vote at our annual meeting give approval. In resisting this proposal management is opposed to listening to the voice of 60% of shares.

Please vote for proposal topic that won 79% support at Xerox (XRX) on May 20th:
Proposal 4 — Adopt a Mainstream Shareholder Right — Written Consent

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.